UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            PORTLAND BREWING COMPANY
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   736 420 100
                                 (CUSIP Number)

                             John D. Guinasso, Esq.
                           Schwabe, Williamson & Wyatt
                     1211 SW Fifth Avenue, Suites 1600-1800
                           Portland, Oregon 97204-3795
                                  503-222-9981
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 26, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  736 420 100
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

         Harmer Mill & Logging Supply Co.  EIN 93-0401358
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

             (a) X
                ----------------------------------------------------------------
             (b)
                ----------------------------------------------------------------
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization    Oregon, United States of America
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power          765,162
Shares Beneficially        -----------------------------------------------------
Owned by                   8.       Shared Voting Power      1,107,784.5
Each Reporting             -----------------------------------------------------
Person With                9.       Sole Dispositive Power     765,162
                           -----------------------------------------------------
                           10.      Shared Dispositive Power 1,107,784.5
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person   1,872,946.5
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)   53.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
                  CO
--------------------------------------------------------------------------------

CUSIP No.  736 420 100
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Harco Products, Inc.  EIN 93-0323617
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  X
                     -----------------------------------------------------------
                  (b)
                     -----------------------------------------------------------
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization    Oregon, United States of America
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Number of                  7.  Sole Voting Power            30,000
Shares Beneficially        -----------------------------------------------------
Owned by                   8.  Shared Voting Power       1,842,946.5
Each Reporting             -----------------------------------------------------
Person With                9.  Sole Dispositive Power       30,000
                           -----------------------------------------------------
                           10.  Shared Dispositive Power 1,842,946.5
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person  1,872,946.5
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)   53.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
                  CO
--------------------------------------------------------------------------------

CUSIP No.  736 420 100
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Black Lake Investments  EIN 93-1036865
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  X
                     -----------------------------------------------------------
                  (b)
                     -----------------------------------------------------------
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization    Oregon, United States of America
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Number of                  7.  Sole Voting Power            73,335
Shares Beneficially        -----------------------------------------------------
Owned by                   8.  Shared Voting Power       1,799,611.5
Each Reporting             -----------------------------------------------------
Person With                9.  Sole Dispositive Power       73,335
                           -----------------------------------------------------
                           10.  Shared Dispositive Power 1,799,611.5
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person   1,872,946.5
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)   53.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
                  PN
--------------------------------------------------------------------------------

CUSIP No.  736 420 100
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         MacTarnahan Limited Partnership  EIN 93-1133339
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  X
                     -----------------------------------------------------------
                  (b)
                     -----------------------------------------------------------
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization    Oregon, United States of America
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Number of                  7.  Sole Voting Power            43,848.75
Shares Beneficially        -----------------------------------------------------
Owned by                   8.  Shared Voting Power       1,829,097.75
Each Reporting             -----------------------------------------------------
Person With                9.  Sole Dispositive Power       43,848.75
                           -----------------------------------------------------
                           10. Shared Dispositive Power  1,829,097.75
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person   1,872,946.5
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)   53.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
                  PN
--------------------------------------------------------------------------------

CUSIP No.  736 420 100
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Robert Malcolm MacTarnahan
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  X
                     -----------------------------------------------------------
                  (b)
                     -----------------------------------------------------------
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization    United States of America
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number of                  7.  Sole Voting Power             28,860
Shares Beneficially        -----------------------------------------------------
Owned by                   8.  Shared Voting Power        1,844,086.5
Each Reporting             -----------------------------------------------------
Person With                9.  Sole Dispositive Power        28,860
                           -----------------------------------------------------
                           10.  Shared Dispositive Power  1,844,086.5
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person   1,872,946.5
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)   53.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
                  IN
--------------------------------------------------------------------------------

CUSIP No.  736 420 100
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Robert Scott MacTarnahan
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  X
                     -----------------------------------------------------------
                  (b)
                     -----------------------------------------------------------
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization    United States of America
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Number of                  7.  Sole Voting Power             6,000
Shares Beneficially        -----------------------------------------------------
Owned by                   8.  Shared Voting Power       1,866,946.5
Each Reporting             -----------------------------------------------------
Person With                9.  Sole Dispositive Power        6,000
                           -----------------------------------------------------
                           10.  Shared Dispositive Power 1,866,946.5
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person   1,872,946.5
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)   53.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
                  IN
--------------------------------------------------------------------------------

CUSIP No.  736 420 100
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Electra Partners, Inc.  EIN 93-0844341
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  X
                     -----------------------------------------------------------
                  (b)
                     -----------------------------------------------------------
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization    Oregon, United States of America
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Number of                  7.  Sole Voting Power             180,300
Shares Beneficially        -----------------------------------------------------
Owned by                   8.  Shared Voting Power         1,692,646.5
Each Reporting             -----------------------------------------------------
Person With                9.  Sole Dispositive Power        180,300
                           -----------------------------------------------------
                           10.  Shared Dispositive Power   1,692,646.5
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person   1,872,946.5
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)   53.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
                  CO
--------------------------------------------------------------------------------

CUSIP No.  736 420 100
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Charles A. Adams Family Trust  EIN ###-##-####
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  X
                     -----------------------------------------------------------
                  (b)
                     -----------------------------------------------------------
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization    Oregon, United States of America
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Number of                  7.  Sole Voting Power             666,192
Shares Beneficially        -----------------------------------------------------
Owned by                   8.  Shared Voting Power         1,206,754.5
Each Reporting             -----------------------------------------------------
Person With                9.  Sole Dispositive Power        666,192
                           -----------------------------------------------------
                           10.  Shared Dispositive Power   1,206,754.5
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person   1,872,946.5
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)   53.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
                  OO
--------------------------------------------------------------------------------

CUSIP No.  736 420 100
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Charles Anthony Adams
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  X
                     -----------------------------------------------------------
                  (b)
                     -----------------------------------------------------------
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization    United States of America
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Number of                  7.  Sole Voting Power              77,598.75
Shares Beneficially        -----------------------------------------------------
Owned by                   8.  Shared Voting Power         1,795,347.75
Each Reporting             -----------------------------------------------------
Person With                9.  Sole Dispositive Power         77,598.75
                           -----------------------------------------------------
                           10.  Shared Dispositive Power   1,795,347.75
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person   1,872,946.5
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)   53.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
                  IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer

         This statement relates to the common stock, no par value ("Common Stock"), of Portland Brewing Company (the "Company"). The address of the principal executive offices of the Company is 2730 NW 31st Avenue, Portland, Oregon 97210.

Item 2. Identity and Background

         (a) - (f)

         This statement is being filed on behalf of a group consisting of the following nine reporting persons (each a "Reporting Person" and collectively, the "Reporting Persons"):

         1) Harmer Mill & Logging Supply Co.
            -------------------------------  Harmer Mill & Logging Supply Co.
("Harmer") is an Oregon corporation with its principal office located at 11416 SW Lynnridge, Portland, Oregon 97225. Harmer's principal business is real estate investment. Robert Malcolm MacTarnahan is a director and President of Harmer and Robert Scott MacTarnahan is a director and Vice President of Harmer. Ruth A. MacTarnahan, 11416 SW Lynnridge, Portland, Oregon 97225 (business address), is a director of Harmer. Andrea J. MacTarnahan, 11416 SW Lynnridge, Portland, Oregon 97225 (business address), is a director and employee of Harmer. Sarah A. Whitworth, 11416 SW Lynnridge, Portland, Oregon 97225 (business address), is a director of Harmer and is employed by Harco (defined below). Each of Ruth A. MacTarnahan, Andrea J. MacTarnahan and Sara A. Whitworth are citizens of the United States of America.

         2) Harco Products, Inc.
            ------------------- Harco Products, Inc. ("Harco") is an Oregon corporation with its principal office located at 11416 SW Lynnridge, Portland, Oregon 97225. Harco's principal business is the manufacturing of aluminum hand trucks and carts. Robert Malcolm MacTarnahan is a director and President of Harco and Robert Scott MacTarnahan is a director and Vice President of Harco. Ruth A. MacTarnahan, Andrea J. MacTarnahan and Sarah A.
Whitworth are each directors of Harco.

         3) Black Lake Investments.
            ---------------------- Black Lake Investments ("Black Lake") is a general partnership formed under the laws of the State of Oregon with its principal office located at 11416 SW Lynnridge, Portland, Oregon 97225. The principal business of Black Lake is to invest in the Common Stock of the Company. Robert Malcolm MacTarnahan and Robert Scott MacTarnahan are the general partners of Black Lake.

         4) MacTarnahan Limited Partnership.
            ------------------------------- MacTarnahan Limited Partnership is an Oregon limited partnership with its principal office located at 11416 SW Lynnridge, Portland, Oregon 97225. The principal business of the MacTarnahan Limited Partnership is investments. The general partner is Harmer and the limited partners are Robert Malcolm MacTarnahan and Ruth A. MacTarnahan.

         5) Robert Malcolm MacTarnahan.
            -------------------------- Robert Malcolm MacTarnahan's business address is 11416 SW Lynnridge, Portland, Oregon 97225. Robert Malcolm MacTarnahan is a director of the Company and is a director and President of Harmer and Harco. Robert Malcolm MacTarnahan is a citizen of the United States of America.

         6) Robert Scott MacTarnahan.
            ------------------------ Robert Scott MacTarnahan's business address is 11416 SW Lynnridge, Portland, Oregon 97225. Robert Scott MacTarnahan is a director of the Company and is a director and Vice President of Harmer and Harco. Robert Scott MacTarnahan is a citizen of the United States of America.

         7) Electra Partners, Inc.
            --------------------- Electra Partners, Inc. ("Electra") is an Oregon corporation with its principal office located at 17675 Farmington Road, Aloha, Oregon 97007-3216 Electra's principal business is owning and operating a landfill. Charles Anthony Adams is a director and President of Electra. Each of Peter Francis Adams, 3011 SW Nottingham Drive, Portland, Oregon 97201, and Carol Crampton Adams, 3011 SW Nottingham Drive, Portland, Oregon 97201, is a Vice President and director of Electra. Peter Francis Adams and Carol Crampton Adams are citizens of the United States of America.

         8) Adams Family Trust.
            ------------------ Adams Family Trust ("Trust") is a trust formed under the laws of the State of Oregon with its principal office located at 1539 SW Elizabeth Ct., Portland, Oregon 97201. The trustee of the Trust is Charles A. Adams and the principal business of the Trust is to hold and manage investments for its beneficiaries.

         9) Charles Anthony Adams.
            --------------------- Charles Anthony Adams' business address is 2730 NW 31st Avenue, Portland, Oregon 97210. Mr. Adams is a director and President of the Company and is a director and President of Electra.
Mr. Adams is a citizen of the United States of America.

         No Reporting Person or other person identified above or in Item 5(b) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and misdemeanors). No Reporting Person or other person identified above or in Item 5(b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any Reporting Person or other person identified above or in Item 5(b) has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

         The acquisition of Common Stock to which this statement relates was made in connection with a restructuring of the Company's outstanding debt. This statement relates to the acquisition of 645,162 shares of Common Stock by each of Harmer and the Trust in exchange for the cancellation by each of Harmer and the Trust of a 10% Amortizing Subordinated Note (the two notes are referred to collectively as the "Notes"), Due June 1, 2002, in the principal sum of $200,000. The Company was the maker of the Notes and the Notes were secured by accounts receivable and inventory of the Company.

         In addition to the conversion of the Notes to Common Stock, the MacTarnahan Limited Partnership purchased approximately $3.5 million of secured Company debt held by Bank of America, NT&SA ("Debt"). In connection with the purchase of the Debt, Electra and the Trust entered into a letter voting agreement with Robert Malcolm MacTarnahan and Robert Scott MacTarnahan pursuant to which Electra and the Trust agreed to vote their 846,492 shares of Common Stock at the direction of Robert Malcolm MacTarnahan and Robert Scott MacTarnahan prior to or at the 1998 Annual Meeting of Shareholders.

         Because of the transactions described above and the relationships between the parties, Robert Malcolm MacTarnahan, Robert Scott MacTarnahan, Charles Anthony Adams, Harmer, Harco, Black Lake, the MacTarnahan Limited Partnership, Electra and the Trust (the "Group") are a "group" within the meaning of Rule 13d-5.

Item 4. Purpose of the Transaction

         The Common Stock to which this statement relates was acquired for investment purposes and for purposes of obtaining control of the Company. Control of the Company was a prerequisite to the Group entering into the transactions described in Item 3 above.

         The MacTarnahan Limited Partnership is currently negotiating with the Company with respect to the possible conversion of a portion of the Debt into Common Stock of the Company. No commitment or agreement has been reached at this time.

         There are no other current plans or proposals which would relate to or result in any transaction described in items (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.  Interests in Securities of the Issuer

         (a) Pursuant to Rule 13d-5(b)(1), each member of the Group is deemed to be the beneficial owner of 1,872,946.5 shares of Common Stock, 133,447.5 of which shares are beneficially owned as members of the Group have the right to acquire such shares pursuant to options or warrants. The shares of Common Stock beneficially owned by the Group represent 53.5% of the outstanding Common Stock of the Company.

         (b) The members of the Group together have the sole power to vote and the sole power dispose of 1,871,296.5 shares of Common Stock. The Group shares the power to vote and the power to dispose of 1,650 shares of Common Stock, 600 shares of which are owned by Jean R. MacTarnahan (Robert Scott MacTarnahan's spouse) and 1,050 shares of which are owned by Charles Francis Adams III and Katherine Maxwell Adams (Charles Anthony Adams' children). Jean R. MacTarnahan is a citizen of the United States of America and her business address is 11416 SW Lynnridge, Portland, Oregon 97225. Each of Charles Francis Adams III and Katherine Maxwell Adams is a citizen of the United States of America and their residential address is 1401 SW Spring Garden Road, Portland, Oregon 97219.

     See Items 7-10 on each of the cover pages to this Schedule 13d for specific information as to the voting and dispositive power of each of the Reporting Persons.

         (c) Harmer and the Trust each acquired 645,162 shares of Common Stock directly from the Company on August 25, 1998 pursuant to the conversion of the Notes as described in Item 3 above. The purchase price was based on a conversion ratio of approximately $.31 per share.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Electra and the Trust entered into a letter voting agreement with Robert Malcolm MacTarnahan and Robert Scott MacTarnahan pursuant to which Electra and the Trust agreed to vote their 846,492 shares of Common Stock at the direction of Robert Malcolm MacTarnahan and Robert Scott MacTarnahan prior to or at the 1998 Annual Meeting of Shareholders.

Item 7. Material to Be Filed as Exhibits

         1) Letter agreement dated August 26, 1998, among Electra, the Trust, Robert Malcolm MacTarnahan and Robert Scott MacTarnahan.

         2) Joint Filing Agreement dated August 31, 1998.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           Harmer Mill & Logging Supply Co.

                                           By: /s/ Robert Scott MacTarnahan
                                               ---------------------------------
/s/ Robert Malcolm MacTarnahan                 Robert Scott MacTarnahan, Vice
-----------------------------                  President
Robert Malcolm MacTarnahan

                                           Harco Products, Inc.

                                           By: /s/ Robert Scott MacTarnahan
                                               ---------------------------------
 /s/ Robert Scott MacTarnahan                  Robert Scott MacTarnahan, Vice
-------------------------                  President
Robert Scott MacTarnahan

                                           Black Lake Investments

                                           By: /s/ Robert Malcolm MacTarnahan
                                              ----------------------------------
                                              Robert Malcolm MacTarnahan,Partner

 /s/ Charles Anthony Adams                 By:/s/ Robert Scott MacTarnahan
-----------------------------                 ----------------------------------
Charles Anthony Adams                         Robert Scott MacTarnahan, Partner

                                           MacTarnahan Limited Partnership

                                           By:  Harmer Mill & Logging Supply Co.

                                              By: /s/ Robert Scott MacTarnahan
                                                  ------------------------------
                                                  Robert Scott MacTarnahan, Vice
                                                  President

                                           Electra Partners, Inc.

                                           By: /s/ Charles Anthony Adams
                                               ---------------------------------
                                               Charles Anthony Adams, President

                                           Charles A. Adams Family Trust

                                           By: /s/ Charles Anthony Adams
                                               ---------------------------------
                                               Charles Anthony Adams, Trustee